CPI AEROSTRUCTURES, INC. Form SD

Exhibit 1.01

CPI Aerostructures, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2017

This Conflict Minerals Report (“Report”) for the year ended December 31, 2017 has been prepared by the management of CPI Aerostructures, Inc. (hereinafter referred to as “CPI Aero,” “we,” “us” or “our”) and is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and imposes reporting obligations on registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. “Conflict minerals,” for purposes of the Rule, are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this Report.

As discussed below, the result of our reasonable country of origin inquiry and due diligence respecting conflict minerals contained in our products was that we were not able to obtain adequate information from our supply chain to be able to make a determination as to the source of conflict minerals that may be contained in our products.

Business Overview

CPI Aero is a United States manufacturer of structural aircraft parts for fixed wing aircraft and helicopters in both the commercial and defense markets. Within the global aerostructure supply chain, we are either a Tier 1 supplier to aircraft Original Equipment Manufacturers or a Tier 2 subcontractor to major Tier 1 manufacturers. We also are a prime contractor to the United States Department of Defense, primarily the Air Force. In conjunction with our assembly operations, we provide engineering, program management, supply chain management, and Maintenance, Repair & Overhaul services.

We have approximately 230 employees all in the United States. We were incorporated in New York in 1980. Our principal executive offices are located at 91 Heartland Blvd., Edgewood, NY 11717.

Products and Supply Chain Overview

Our products include skin panels, leading edges, flight control surfaces, engine components, wing tips, cowl doors, nacelle assemblies and inlet assemblies, as well as other structural and mechanical assemblies. We conducted an analysis of our products and found that the above SEC defined “conflict minerals,” or 3TG, may be found in our products containing wiring or lights, as well as in trace amounts as a result of the refining process of various metals and metallic alloys. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Our component and outsourced manufacturing supply chain consists of 176 suppliers. We rely upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers.

Reasonable Country of Origin Inquiry

Despite having conducted a good faith reasonable country of origin inquiry (“RCOI”), CPI Aero was not able to determine that our supply chain is “DRC conflict free.” We were not able to determine if our supply chain is DRC conflict free because we have been unable to determine the origin of all of the 3TG used in our components parts.

Due to the breadth and complexity of our products and respective supply chain, it will take additional time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard Conflict-Free Smelter Initiative’s Conflict-Free Smelter Program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

Due Diligence Program

Our due diligence processes and efforts have been developed in conjunction with the Second Edition of The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance. The OECD Guidance calls for diligence measures to (i) establish strong company management systems, (ii) identify and assess risk in the supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain, and (v) report on supply chain due diligence.

Establish Strong Company Management Systems

CPI Aero has established a management system for conflict minerals. We developed and implemented a Conflict Minerals Policy. We also integrated a responsible sourcing of minerals requirement into our Conflict Minerals Policy and Supplier Code of Conduct pursuant to which our suppliers are expected to provide the 3TG sourcing information to us.

We established a Conflict Minerals Task Force led by our Chief Financial Officer, Vice President of Global Supply Chain and Vice President of Administration and a team of subject matter experts from relevant functions such as, purchasing, quality assurance and manufacturing. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy, which includes communication with and engagement of our suppliers, record keeping and escalation procedures. As part of the record-keeping function, CPI Aero created and will maintain a database of the information collected through our supplier surveys (discussed in more detail below) in our Global Environmental Management System.

Senior management is regularly briefed about the progress and results of the Task Force’s due diligence efforts. Senior management then reports quarterly to the Audit Committee of our Board of Directors with respect to our conflict minerals due diligence efforts.

Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. We rely on supplier’s responses to our supply chain survey to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

CPI Aero has performed a comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. As a result, of our total 176 component and outsourced manufacturing suppliers, we identified 115 suppliers that provide components or engage in manufacturing activities that may contain 3TG. We conducted a survey of these 115 suppliers using the template developed jointly by Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”) to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

Design and Implement a Strategy to Respond to Risks

As described above, the status and results of our due diligence efforts are regularly reported to senior management and the Audit Committee of our Board of Directors. To the extent any of our suppliers are discovered, through the course of our due diligence efforts, to source from non-Conflict Free smelters, we will work with them to move towards using Conflict Free smelters within a reasonable time frame. The time frame will depend on the criticality of the specific part and the availability of alternative suppliers.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

CPI Aero does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon industry efforts to influence smelters and refineries to participate in the Conflict-Free Smelter Program developed by EICC® and GeSI.

Report on Due Diligence Process

The Form SD to which this Report is an exhibit and this Report are publicly available at www.cpiaero.com under the Investor Relations tab.

2017 Due Diligence Results

As discussed above, we did not survey our entire known component and outsourced manufacturing supply chain, which consisted of 176 suppliers. Instead, we began by analyzing our product components and the role of our direct suppliers in relation to such product components. Through this process, we identified 115 suppliers that provide components or engage in manufacturing activities that may contain 3TG. We sent each such supplier a supply chain survey based on the Template described above.

For purposes of our 2017 RCOI and due diligence efforts, we accepted supply chain survey responses through May 10, 2018. We received responses from 40 of these suppliers. 38 such suppliers indicated that the products they supplied to us did not contain any 3TG. Of the 2 remaining suppliers who responded, each reported that 3TG was present in the products they supplied to us but indicated that they were unable to determine the country of origin or mine for their products at the time. 75 suppliers have not responded to our supply chain survey.

Accordingly, at this time we have not been able to obtain adequate information from our supply chain to make a determination as to the source of conflict minerals that may be contained in our products. Due to the inability of our suppliers to identify the source of their 3TG components, we are unable to determine the facilities used to process 3TG that may be contained in our products, the country of origin, or the mine or location of origin for these products.

Future Steps to Mitigate Conflict Minerals Risk

As we move towards refining our due diligence program, we intend to enhance supplier communication, training and escalation processes to improve due diligence data accuracy to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Democratic Republic of the Congo or adjoining countries (the “Conflict Region”).

We are also in the process of developing and implementing additional strategies to support the objectives of the United States regulations on the supply of “conflict minerals.” Our commitment includes:

●	developing policies and processes toward preventing the use of conflict minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Conflict Region;

●	not knowingly procuring specified minerals that originate from facilities in the Conflict Region that are not certified as conflict free;

●	working with our suppliers whose products contain 3TG to establish their own policies, due diligence frameworks, and management systems consistent with the OECD Guidance, and a commitment to requiring the same of their suppliers.